MauerPower Consulting, LLC
Stephen J. Mauer, CPA
(406) 207-9190
mauer.power@hotmail.com

April 26, 2026

**Independent Auditor's Report**

To the Board of Directors and Shareholders of Montana Critical Metals, Inc.:

**Opinion**

We have audited the accompanying financial statements of Montana Critical Metals, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2025, and the related statements of operations, shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (U.S. GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Montana Critical Metals, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Responsibilities of Management for the Financial Statements**

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

**Auditor's Responsibilities for the Audit of the Financial Statements**

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with U.S. GAAS will always detect a material misstatement when it exists.

The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with U.S. GAAS, we:

Stephen J. Mauer, CPA
(406) 207-9190
mauer.power@hotmail.com

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.



MauerPower Consulting, LLC
Missoula, MT

April 26, 2026

# Balance Sheet

## Montana Critical Metals

As of Dec 31, 2025

| | TOTAL |
|---|---|
| Assets | |
| Current Assets | |
| Bank Accounts | |
| Stockman Bank Checking | 425.85 |
| **Total for Bank Accounts** | **$425.85** |
| **Total for Current Assets** | **$425.85** |
| **Total for Assets** | **$425.85** |
| Liabilities and Equity | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| Credit Card | 1,842.91 |
| **Total for Credit Cards** | **$1,842.91** |
| **Total for Current Liabilities** | **$1,842.91** |
| Long-term Liabilities | |
| Loan to Shareholder- Bradley Layton | 0.00 |
| **Total for Long-term Liabilities** | **$0.00** |
| **Total for Liabilities** | **$1,842.91** |
| Equity | |
| Common Stock | 6,000.00 |
| Paid In Capital | 52,231.06 |
| Paid Out Capital | 0.00 |
| Retained Earnings | -11,446.64 |
| Net Income | -48,201.48 |
| **Total for Equity** | **-$1,417.06** |
| **Total for Liabilities and Equity** | **$425.85** |

# Profit and Loss

## Montana Critical Metals

January-December, 2025

| | TOTAL |
|---|---|
| Income | |
| **Gross Profit** | |
| Expenses | |
| Advertising and marketing | 964.70 |
| Bank Service Charge | 180.60 |
| General Business Expense | 3,195.65 |
| Office Supplies | 863.54 |
| Professional Services | 37,006.26 |
| Shipping and Postage | 510.43 |
| Software | 76.00 |
| Supplies & Materials | 3,238.32 |
| Travel | $685.55 |
| Fuel | 557.75 |
| Travel Meals | 652.74 |
| **Total for Travel** | **$1,896.04** |
| Utilities | 269.94 |
| **Total for Expenses** | **$48,201.48** |
| **Net Operating Income** | **-$48,201.48** |
| **Net Other Income** | |
| **Net Income** | **-$48,201.48** |

# Statement of Cash Flows

## Montana Critical Metals

January-December, 2025

| FULL NAME | TOTAL |
| --- | --- |
| OPERATING ACTIVITIES | |
| Net Income | -48,201.48 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Credit Card | 1,810.34 |
| **Total for Adjustments to reconcile Net Income to Net Cash provided by operations:** | **$1,810.34** |
| **Net cash provided by operating activities** | **-$46,391.14** |
| INVESTING ACTIVITIES | |
| FINANCING ACTIVITIES | |
| Loan to Shareholder- Bradley Layton | 0.00 |
| Paid In Capital | 45,827.88 |
| Paid Out Capital | 0.00 |
| **Net cash provided by financing activities** | **$45,827.88** |
| **NET CASH INCREASE FOR PERIOD** | **-$563.26** |
| **Cash at beginning of period** | **$989.11** |
| **CASH AT END OF PERIOD** | **$425.85** |

**Montana Critical Metals, Inc.**
**Statement of Changes in Shareholders' Equity**

**For the Period Ended December 31, 2025**

| | Common Stock | Additional Paid in Capital | Accumulated Deficit | Total Equity |
|---|---|---|---|---|
| **Balance January 1, 2025** | $ 6,000.00 | $ 6,403.18 | $ (11,446.64) | $ 956.54 |
| | | | | |
| **Shares Granted to Founders** | | | | |
| Bradley E. Layton | $ 1,200.00 | $ 45,477.88 | | |
| Lloyd T Heiser | $ 1,200.00 | | | |
| Robert M Holecek | $ 1,200.00 | | | |
| Willard Neely | $ 1,200.00 | $ 350.00 | | |
| David H Westfall | $ 1,200.00 | | | |
| | | | | $ 51,827.88 |
| | | | | |
| **Net Loss** | | | $ (48,201.48) | |
| | | | | |
| **Balance December 31, 2025** | **$ 6,000.00** | **$ 52,231.06** | **$ (59,648.12)** | **$ (1,417.06)** |

Notes:
Par Value = $0.001 per share
No cash received for shares
1,200,000 shares granted per Founder (6,000,000 total)

## Note 1 — Summary of Significant Accounting Policies

### Nature of Operations

The Company is an early-stage mineral extraction enterprise focused on the recovery of valuable minerals from industrial waste streams using proprietary chemical leaching processes. The Company's operations are currently in the development and pilot testing stage. Since inception, substantially all activities have consisted of process development, site evaluation, environmental permitting, and capital raising. The Company has not generated revenues to date and is considered a pre-revenue entity.

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Significant estimates include, but are not limited to, asset retirement obligations, environmental remediation liabilities, useful lives of processing equipment, valuation of equity instruments, and the realizability of deferred tax assets. Actual results could differ from those estimates.

### Going Concern

The Company has incurred recurring losses and negative cash flows from operations since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the financial statements are issued. Management intends to fund operations through additional equity issuances, strategic partnerships, and project-level financing; however, there can be no assurance that such funding will be obtained.

### Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash balances may exceed federally insured limits.

### Property, Plant, and Equipment

Property, plant, and equipment consist primarily of pilot processing facilities, leaching equipment, laboratory equipment, and site infrastructure. These assets are recorded at cost and depreciated using the straight-line method over estimated useful lives ranging from three to ten years. Construction-in-progress includes costs incurred for pilot plants and processing facilities not yet placed into service. Depreciation commences when assets are ready for their intended use.

### Mineral Processing and Development Costs

Costs incurred to develop extraction processes, including chemical leaching methodologies, pilot testing, and process optimization, are expensed as research and development until technological feasibility and commercial viability are established. Once such thresholds are met, qualifying costs may be capitalized.

Costs to acquire rights to process or access industrial waste streams are capitalized if they provide future economic benefit.

Stephen J. Mauer, CPA
(406) 207-9190
mauer.power@hotmail.com

**Asset Retirement Obligations**
The Company recognizes a liability for the fair value of legal obligations associated with the retirement of tangible long-lived assets in the period in which the obligation is incurred, if a reasonable estimate can be made. These obligations primarily relate to site reclamation, removal of processing equipment, and remediation of leaching sites.
The associated asset retirement cost is capitalized as part of the carrying amount of the related asset and depreciated over its useful life. The liability is accreted over time to its present value.

---

**Environmental Liabilities**
Environmental remediation costs are expensed when it is probable that a liability has been incurred and the amount can be reasonably estimated. Liabilities are recorded on an undiscounted basis unless the timing and amount of cash flows are fixed or reliably determinable. The Company's operations involve the use of chemical leaching agents, which may give rise to obligations related to containment, treatment, and disposal of hazardous materials. These liabilities are reassessed periodically based on available information, regulatory requirements, and remediation technology.

---

**Impairment of Long-Lived Assets**
The Company evaluates long-lived assets, including processing equipment and capitalized development costs, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If undiscounted cash flows are less than the carrying amount, an impairment loss is recognized for the excess of carrying value over fair value.

---

**Revenue Recognition (Byproducts and Future Operations)**
The Company has not generated revenue to date. Upon commencement of commercial operations, the Company expects to generate revenue from the sale of recovered minerals and byproducts derived from industrial waste streams, including materials sold to third parties such as cement manufacturers.
Revenue will be recognized in accordance with ASC 606 when control of the product is transferred to the customer, in an amount that reflects the consideration expected to be received. For byproduct sales, the Company will assess whether such outputs represent a primary revenue stream or a reduction of production costs, depending on the nature and significance of the activity.
Advance payments, if any, will be recorded as deferred revenue until performance obligations are satisfied.

---

**Inventory (Upon Commercial Production)**
Inventories, when applicable, will consist of processed materials, recovered minerals, and byproducts. Inventory will be stated at the lower of cost or net realizable value, with cost determined using an appropriate method such as weighted average. Prior to achieving commercial production, costs are expensed as incurred.

---

**Income Taxes**
The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between financial reporting and tax bases of assets and liabilities. Due to the Company's history of losses, a full valuation allowance has been recorded against net deferred tax assets.

Stephen J. Mauer, CPA
(406) 207-9190
mauer.power@hotmail.com

The Company recognizes the financial statement benefit of tax positions only after determining that the relevant tax authority would more likely than not sustain the position.

**Equity Transactions**
Equity instruments issued for cash or services are recorded at fair value. Costs incurred in connection with equity financings are recorded as a reduction of additional paid-in capital.

**Stock-Based Compensation**
Stock-based compensation is measured at grant-date fair value and recognized over the requisite service period. The Company uses valuation models requiring assumptions such as expected volatility, expected term, and risk-free interest rates.

**Concentrations of Risk**
The Company's future operations are dependent upon successful development of its extraction technology, securing regulatory approvals, and access to industrial waste feedstock. Additionally, the Company may be subject to concentration risk related to a limited number of suppliers and customers in the early stages of commercialization.

**Subsequent Events**
Management has evaluated subsequent events through the date the financial statements were available to be issued and has concluded that all material subsequent events have been appropriately recognized or disclosed.

**NOTE – 2 Management's Going Concern Liquidity Plan**
MCM will meet its liquidity needs for the coming year with a combination of equity financing, member contributions, and potentially federal, state, and local funding sources.

MauerPower Consulting, LLC
Stephen J. Mauer, CPA, FVS
(406) 207-9190
mauer.power@hotmail.com
steve@getsomemauerpower.com

September 27, 2025

Montana Critical Metals, Inc.
1500 Clark Fork Ln
Suite 1
Missoula, MT 59808

**Independent Auditor's Report**

To the Board of Directors and Shareholders of Montana Critical Metals, Inc.

**Opinion**
We have audited the accompanying financial statements of Montana Critical Metals, Inc. (a development stage company), which comprise the balance sheet as of December 31, 2024, and the related statements of operations, changes in stockholders' equity (deficit), and cash flows from January 1, 2024 to December 31, 2024, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montana Critical Metals, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the period from January 1, 2024 to December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the

MauerPower Consulting, LLC
Stephen J. Mauer, CPA, FVS
(406) 207-9190
mauer.power@hotmail.com
steve@getsomemauerpower.com

auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Emphasis of Matter – Going Concern**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note I to the financial statements, the Company is a development-stage entity, has incurred recurring losses since inception, and has not yet generated revenues. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are described in Note I. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our opinion is not modified with respect to this matter.

MauerPower Consulting, LLC
Missoula, MT
September 27, 2025

# Balance Sheet

## Montana Critical Metals

As of December 31, 2024

| DISTRIBUTION ACCOUNT | TOTAL |
|---|---|
| Assets | |
| Current Assets | |
| Bank Accounts | |
| Stockman Bank Checking | 989.11 |
| **Total for Bank Accounts** | **$989.11** |
| Accounts Receivable | |
| Other Current Assets | |
| **Total for Current Assets** | **$989.11** |
| Fixed Assets | |
| Other Assets | |
| **Total for Assets** | **$989.11** |
| Liabilities and Equity | |
| Liabilities | |
| Current Liabilities | |
| Accounts Payable | |
| Credit Cards | |
| Credit Card | 32.57 |
| **Total for Credit Cards** | **$32.57** |
| Other Current Liabilities | |
| **Total for Current Liabilities** | **$32.57** |
| Long-term Liabilities | |
| **Total for Liabilities** | **$32.57** |
| Equity | |
| Common Stock | 6,000.00 |
| Paid In Capital | 6,403.18 |
| Retained Earnings | |
| Net Income | -11,446.64 |
| **Total for Equity** | **$956.54** |
| **Total for Liabilities and Equity** | **$989.11** |

# Profit and Loss

## Montana Critical Metals

January-December, 2024

| DISTRIBUTION ACCOUNT | TOTAL |
|---|---|
| Income | |
| Cost of Goods Sold | |
| **Gross Profit** | |
| Expenses | |
| Advertising and marketing | 1,250.00 |
| Bank Service Charge | 30.00 |
| Interest Paid | 41.98 |
| Office Supplies | 32.09 |
| Operational Expenses | 6,000.00 |
| Professional Services | 4,060.00 |
| Supplies & Materials | 32.57 |
| **Total for Expenses** | **$11,446.64** |
| **Net Operating Income** | **-$11,446.64** |
| Other Income | |
| Other Expenses | |
| **Net Other Income** | |
| **Net Income** | **-$11,446.64** |

Montana Critical Metals, Inc.
Statement of Changes in Shareholders' Equity

For the Year Ended December 31, 2024

| | Common Stock | Additional Paid in Capital | Accumulated Deficit | Total Equity |
|---|---|---|---|---|
| **Balance January 1, 2024** | $ - | $ - | $ - | $ - |
| **Shares Granted to Founders** | | | | |
| Bradley E. Layton | $ 1,200.00 | $ 6,403.18 | | |
| Lloyd T Heiser | $ 1,200.00 | | | |
| Robert M Holecek | $ 1,200.00 | | | |
| Willard Neely | $ 1,200.00 | | | |
| David H Westfall | $ 1,200.00 | | | $ 12,403.18 |
| **Net Loss** | | | $ (11,446.64) | |
| **Balance December 31, 2024** | **$ 6,000.00** | **$ 6,403.18** | **$ (11,446.64)** | **$ 956.54** |

Notes:
Par Value = $0.001 per share
No cash received for shares
1,200,000 shares granted per Founder (6,000,000 total)

# Statement of Cash Flows

## Montana Critical Metals

January-December, 2024

| FULL NAME | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | -11,446.64 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Credit Card | 32.57 |
| **Total for Adjustments to reconcile Net Income to Net Cash provided by operations:** | **$32.57** |
| **Net cash provided by operating activities** | **-$11,414.07** |
| INVESTING ACTIVITIES | |
| FINANCING ACTIVITIES | |
| Common Stock | 6,000.00 |
| Paid In Capital | 6,403.18 |
| **Net cash provided by financing activities** | **$12,403.18** |
| **NET CASH INCREASE FOR PERIOD** | **$989.11** |
| **Cash at beginning of period** | **$0.00** |
| **CASH AT END OF PERIOD** | **$989.11** |

MauerPower Consulting, LLC
Stephen J. Mauer, CPA, FVS
(406) 207-9190
mauer.power@hotmail.com
steve@getsomemauerpower.com

**Note I - Intellectual Property and Development Costs**

The Company is in the development stage and has not yet established a formal policy for the capitalization of internally developed intellectual property (IP) or other intangible assets. Management intends to adopt a capitalization policy upon commencement of commercial operations. Accordingly, all research and development expenditures will be expensed as incurred.

**Note II - Threatened or Pending Litigation**

Management is reliant upon certain Intellectual Property (IP). Management knows of no pending or threatened litigation that could have a material impact upon the Company or that may jeopardize access to and deployment of said IP.

**Note III - Formal Revenue Recognition Policy**

The Company has yet to generate revenue. With operations nearing commencement, a formal revenue recognition policy will be established in accordance with Accounting Standards Codification 606 [ASC 606].

**Note IV - Pre-Revenue Status**

The Company is a pre-revenue entity and its continuation is dependent upon future financing and the successful commercialization of its technology. Our opinion is not modified with respect to this matter.

**Note V – Access to Raw Materials for Production**

The Company's business is reliant upon an adequate supply of Coal Combustion Wastes (CCW). Current estimates for the United States describe 2 billion tons of CCW

Stephen J. Mauer, CPA, FVS
(406) 207-9190
mauer.power@hotmail.com
steve@getsomemauerpower.com

stored in more than 1000 impoundment sites. Management believes adequate supplies of CCW exist to sustain profitable operations indefinitely.

**Note VI – Liquidity Risks**

Management's plans to mitigate operating liquidity risks include securing operating cash through equity financing.